Exhibit 3.1

AMENDMENT TO XPERI CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: April 27, 2017

Pursuant to the resolutions duly adopted by the Board of Directors of Xperi Corporation, a Delaware corporation (the “Company”), effective immediately prior to the election of directors at the Company’s 2017 Annual Meeting of Stockholders on April 27, 2017, the Amended and Restated Bylaws of Xperi Corporation (formerly known as Tessera Holding Corporation), as amended and restated December 1, 2016 (the “Bylaws”), and as further amended December 6, 2016, are amended as follows:

Section 3.2 of the Bylaws is hereby amended to read in its entirety as follows:

3.2	NUMBER OF DIRECTORS

Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be seven (7).

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.